February 22, 2008

Mail Stop 3651

By U.S. Mail and facsimile to (718) 709-3631

Mr. David Barger
Chief Executive Officer
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, NY 11375

> **Re:** **JetBlue Airways Corporation**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 000-49728**

Dear Mr. Barger:

We have reviewed your response letter dated January 11, 2008 to our comments of December 10, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the performance targets related to revenue per available seat mile, cost per available seat mile and non-flight revenue. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor